Exhibit 21.1
PLAYSTUDIOS, INC.
LIST OF SUBSIDIARIES
(As of December 31, 2022)

Name	Country (State)	Percent Ownership
PLAYSTUDIOS, Inc.	United States (Delaware)	100%
PLAYSTUDIOS US, LLC	United States (Delaware)	100%
PLAYSTUDIOS Orion US, Inc.	United States (Delaware)	100%
Big Kick Games, LLC	United States (Delaware)	100%
Brainium Studios, LLC	United States (Oregon)	100%
playBLOCKS, Inc.	United States (Delaware)	100%
PlayProperties LLC	United States (Nevada)	100%
PlayStudios Asia Limited	Hong Kong	100%
PlayStudios International Limited	Cayman Islands	100%
PlayStudios International Israel Limited	Israel	100%
PlayStudios Mexico, S. de R.L. de C.V.	Mexico	100%
PlayStudios Asia SG Private Limited	Singapore	100%
PlayStudios International Europe doo Beograd-Vracar	Serbia	100%
PlayStudios Vietnam Company Limited	Vietnam	100%